UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of November 2017

Commission file number 001-37569

Strongbridge Biopharma plc

(Exact name of Registrant as specified in its charter)

900 Northbrook Drive

Suite 200

Trevose, PA 19053

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Introduction

As used herein, “Strongbridge Biopharma”, the “Company” and “we”, “our” or “us” refer to Strongbridge Biopharma plc and its consolidated subsidiaries, unless the context requires otherwise.

Strongbridge Biopharma plc’s unaudited consolidated financial statements contained in this Report on Form 6-K are presented in United States dollars (“$”) and are prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”).

Cautionary Statement Regarding Forward-Looking Statements

This Report on Form 6-K contains forward‑looking statements that involve substantial risks and uncertainties. The forward‑looking statements are contained principally in the sections of this Report on Form 6-K titled “Business,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”  All statements, other than statements of historical facts, contained in this Report on Form 6-K, including statements regarding our future results of operations and financial position, business strategy, prospective products, product approvals, research and development costs, size of market or patient population, timing and likelihood of success, plans and objectives of management for future operations, and future results of current and anticipated products, are forward‑looking statements. These statements relate to future events or to our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward‑looking statements. Forward-looking statements can be identified by words such as “anticipate,” “assume,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “goal,” “intend,” “may,” “might,” “objective,” “plan,” “potential,” “predict,” “project,” “positioned,” “seek,” “should,” “target,” “will,” “would,” or the negative of these terms or other similar expressions, although not all forward‑looking statements contain these identifying words. Forward‑looking statements are based on our current expectations, estimates, forecasts and projections about our business and the industry in which we operate and management’s beliefs and assumptions. They are not guarantees of future results, performance or developments and are subject to known and unknown risks, uncertainties and other factors. Factors that may cause our actual results or developments to differ materially from the expectations contained in the forward-looking statements include, but are not limited to:

•	our ability to successfully commercialize Keveyis® (dichlorphenamide) and any other product candidates we receive approval for;
•	the timing, progress and results of clinical and preclinical trials for our product candidates;
•	our ability to obtain and maintain regulatory approval for our product candidates;
•	our ability to secure additional financing when needed on acceptable terms;
•	our ability to effectively manage our anticipated growth;
•	our ability to develop our commercial organization and recruit and retain qualified sales representatives;
•	our ability to successfully implement our business model, as well as strategic plans for our business, product candidates and technology;
•	our ability to implement and execute our business strategy to in‑license, acquire and develop new product candidates;
•	our ability to retain our key personnel and our ability to recruit, retain and motivate additional qualified personnel;

•	our ability to develop and maintain relationships with manufacturers, clinical research organizations and other important contractors and consultants;
•	potential product liability claims and our ability to obtain adequate insurance;
•	our ability to expand, protect and enforce our intellectual property rights;
•	our ability to obtain and maintain orphan drug exclusivity for Keveyis or our product candidates; and
•	the impact of government laws and regulations in the United States and foreign countries.

Actual results could differ materially from the plans, intentions and expectations disclosed in the forward‑looking statements we make. As a result, any or all of our forward‑looking statements in this Report on Form 6-K may turn out to be inaccurate. We have included important factors in the cautionary statements included in this Report on Form 6-K and the reports we file from time to time with the U.S. Securities and Exchange Commission, including our annual report on Form 20-F, that we believe could cause actual results or events to differ materially from the forward‑looking statements that we make. We may not actually achieve the plans, intentions or expectations disclosed in our forward‑looking statements, and you should not place undue reliance on our forward‑looking statements. Moreover, we operate in a highly competitive and rapidly changing environment in which new risks often emerge. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward‑looking statements we may make. Our forward‑looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make. Any forward-looking statement made by us in this report is based only on information currently available to us and speaks only as of the date of this report. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made by us, from time to time, whether as a result of new information, future developments or otherwise.

Business

We are a global commercial-stage biopharmaceutical company focused on the development and commercialization of therapies for rare diseases with significant unmet needs.

Our first commercial product is Keveyis® (dichlorphenamide), the first and only treatment approved by the U.S. Food and Drug Administration (“FDA”) for hyperkalemic, hypokalemic, and related variants of primary periodic paralysis (“PPP”). Keveyis has orphan drug exclusivity status in the United States through August 7, 2022.  Since acquiring the U.S. marketing rights for Keveyis in December 2016, we have established sales, marketing, market access and patient service capabilities. We believe, based on our market research, that there are approximately 4,000 to 5,000 patients in the United States diagnosed with PPP.  In April 2017, we launched and recorded our initial sales of Keveyis.

In addition to this neuromuscular disease product, we have two clinical-stage product candidates for rare endocrine diseases, Recorlev™ and veldoreotide. Recorlev (levoketoconazole) is a cortisol synthesis inhibitor currently being studied for the treatment of endogenous Cushing's syndrome. Veldoreotide is a next-generation somatostatin analog (SSA) being investigated for the treatment of acromegaly, with potential additional applications in Cushing's syndrome and neuroendocrine tumors. Both Recorlev and veldoreotide have received orphan drug designation from the FDA and the European Medicines Agency (“EMA”).

Given the well-identified and concentrated prescriber base addressing our target markets, we intend to use a small, focused sales force to effectively market Keveyis and our other products and product candidates, if approved, in the United States, the European Union and other key global markets. We believe that our ability to execute on this strategy is enhanced by the significant commercial and clinical development experience of key members of our management team. We will continue to identify and evaluate the potential acquisition of other products and product candidates that would be complementary to our existing rare neuromuscular and endocrine franchises or that would form the basis for new rare disease franchises. We believe this approach will enable us to maximize our commercial potential by further leveraging our existing resources and expertise.

Recent Developments

On October 6, 2017, we sold 4,000,000 ordinary shares in a public offering at a price to the public of $6.25 per ordinary share for net proceeds of approximately $23.4 million, after deducting underwriting discounts and commissions and offering expenses payable by us.

STRONGBRIDGE BIOPHARMA plc

Consolidated Balance Sheets

(In thousands, except share and per share data)

(unaudited)

	September 30,	December 31,
	2017	2016
ASSETS
Current assets:
Cash and cash equivalents	$44,366	$66,837
Accounts receivable	979	—
Inventory	1,003	—
Prepaid expenses and other current assets	1,687	764
Total current assets	48,035	67,601
Property and equipment, net	17	25
Deferred tax asset	—	1,599
Intangible assets, net	36,410	60,900
Goodwill	7,256	7,256
Other assets	387	150
Total assets	$92,105	$137,531
LIABILITIES AND STOCKHOLDERS’ (DEFICIT) EQUITY
Current liabilities:
Accounts payable	$1,422	$1,089
Accrued liabilities	8,793	14,868
Total current liabilities	10,215	15,957
Long-term debt	37,195	18,434
Warrant liability	39,284	11,090
Supply agreement liability, noncurrent	25,063	25,078
Total liabilities	111,757	70,559
Commitments and contingencies (Note 8)
Stockholders’ (deficit) equity:
Deferred shares, $1.098 par value, 40,000 shares authorized, issued and outstanding at September 30, 2017 and December 31, 2016	44	44
Ordinary shares, $0.01 par value, 600,000,000 shares authorized at September 30, 2017 and December 31, 2016; 35,812,344 and 35,335,026 shares issued and outstanding at September 30, 2017 and December 31, 2016	358	353
Additional paid-in capital	204,081	195,975
Accumulated deficit	(224,135)	(129,400)
Total stockholders’ (deficit) equity	(19,652)	66,972
Total liabilities and stockholders’ (deficit) equity	$92,105	$137,531

The accompanying notes are an integral part of these unaudited consolidated financial statements.

STRONGBRIDGE BIOPHARMA plc

Consolidated Statements of Operations and Comprehensive Loss

(In thousands, except share and per share data)

(unaudited)

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2017	2016	2017	2016
Revenues:
Net product sales	$2,533	$—	$4,062	$—
Total revenues	2,533	—	4,062	—

Cost and expenses:
Cost of sales (excluding amortization of intangible asset)	$591	$—	$968	$—
Selling, general and administrative	8,484	3,117	26,068	11,260
Research and development	4,504	4,516	12,113	15,882
Amortization of intangible asset	1,256	—	3,767	—
Impairment of intangible asset	20,723	—	20,723	5,228
Total cost and expenses	35,558	7,633	63,639	32,370
Operating loss	(33,025)	(7,633)	(59,577)	(32,370)
Other income (expense), net:
Unrealized gain (loss) on fair value of warrants	1,953	—	(28,194)	—
Interest expense	(1,364)	—	(2,838)	—
Foreign exchange loss	(11)	(20)	(36)	(64)
Loss on early extinguishment of debt	(3,545)	—	(3,545)	—
Other income (expense), net	82	35	107	(1,211)
Total other income (expense), net	(2,885)	15	(34,506)	(1,275)
Loss before income taxes	(35,910)	(7,618)	(94,083)	(33,645)
Income tax (expense) benefit	850	—	(652)	926
Net loss	(35,060)	(7,618)	(94,735)	(32,719)
Net loss attributable to non-controlling interest	—	17	—	122
Net loss attributable to Strongbridge Biopharma	$(35,060)	$(7,601)	$(94,735)	$(32,597)

Net loss attributable to ordinary shareholders:
Basic and diluted	$(35,060)	$(7,601)	$(94,735)	$(32,597)
Net loss per share attributable to ordinary shareholders:
Basic and diluted	$(0.98)	$(0.36)	$(2.67)	$(1.54)
Weighted-average shares used in computing net loss per share attributable to ordinary shareholders:
Basic and diluted	35,716,247	21,205,382	35,463,496	21,205,382

The accompanying notes are an integral part of these unaudited consolidated financial statements.

STRONGBRIDGE BIOPHARMA plc

Consolidated Statement of Stockholders’ (Deficit) Equity

(In thousands, except share amounts)

(unaudited)

					Additional		Total
	Ordinary Shares		Deferred Shares		Paid-In	Accumulated	Shareholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Equity
Balance—December 31, 2016	35,335,026	$353	40,000	$44	$195,975	$(129,400)	$66,972
Net loss	—	—	—	—	—	(94,735)	(94,735)
Stock-based compensation	—	—	—	—	3,864	—	3,864
Issuance of shares, net of offering costs	429,799	4	—	—	2,977	—	2,981
Issuance of shares in connection with at-the-market facility, net of costs	10,300	*	—	—	73	—	73
Exercise of warrants	37,219	1	—	—	*	—	1
Issuance of warrants related to loan agreement, net	—	—	—	—	1,192	—	1,192
Balance—September 30, 2017	35,812,344	$358	40,000	$44	$204,081	$(224,135)	$(19,652)

* Represents an amount less than $1.

The accompanying notes are an integral part of these unaudited consolidated financial statements.

STRONGBRIDGE BIOPHARMA plc

Consolidated Statements of Cash Flow

(In thousands)

(unaudited)

	Nine Months Ended
	September 30,
	2017	2016
Cash flows from operating activities:
Net loss	$(94,735)	$(32,719)
Adjustments to reconcile net loss to net cash used in operating activities:
Change in fair value of warrant liability	28,194	—
Impairment of intangible asset	20,723	5,228
Stock-based compensation	3,864	3,521
Amortization of intangible asset	3,767	—
Loss on early extinguishment of debt	3,545	—
Interest paid in kind	408	—
Amortization of debt discounts and debt issuance costs	371	—
Deferred income tax expense (benefit)	804	(926)
Depreciation	8	8
Impairment/loss on investment in Antisense Therapeutics	—	550
Changes in operating assets and liabilities:
Accounts receivable	(979)	—
Inventory	(1,003)	—
Prepaid expenses and other current assets	(923)	(97)
Other assets	(237)	931
Accounts payable	333	(1,781)
Accrued liabilities and other liabilities	1,410	543
Net cash used in operating activities	(34,450)	(24,742)
Cash flows from investing activities:
Payment for acquisition	(7,500)	—
Net cash used in investing activities	(7,500)	—
Cash flows from financing activities:
Proceeds from long-term debt	38,686	—
Payment of long-term debt	(22,261)	—
Proceeds from issuance of ordinary shares	2,981	—
Proceeds from issuance of ordinary shares in connection with at-the-market offering	73	—
Acquisition of non-controlling interest	—	(1,412)
Net cash provided by (used in) financing activities	19,479	(1,412)
Net decrease in cash and cash equivalents	(22,471)	(26,154)
Cash and cash equivalents—beginning of period	66,837	51,623
Cash and cash equivalents—end of period	$44,366	$25,469
Supplemental disclosures of cash flow information
Cash paid during the year for:
Interest	$2,059	$—
Income taxes other, net of refunds	$255	$—

The accompanying notes are an integral part of these unaudited consolidated financial statements.

STRONGBRIDGE BIOPHARMA plc

Notes to Unaudited Consolidated Financial Statements

1. Organization

Strongbridge Biopharma plc is a global commercial-stage biopharmaceutical company focused on the development and commercialization of therapies for rare diseases with significant unmet needs. Our first commercial product is Keveyis® (dichlorphenamide), the first and only treatment approved by the U.S. Food and Drug Administration ("FDA") for hyperkalemic, hypokalemic, and related variants of primary periodic paralysis. Keveyis has orphan drug exclusivity status in the United States through August 7, 2022. In addition to this neuromuscular disease product, we have two clinical-stage product candidates for rare endocrine diseases, Recorlev™ and veldoreotide. Recorlev (levoketoconazole) is a cortisol synthesis inhibitor currently being studied for the treatment of endogenous Cushing's syndrome. Veldoreotide is a next-generation somatostatin analog (SSA) being investigated for the treatment of acromegaly, with potential additional applications in Cushing's syndrome and neuroendocrine tumors. Both Recorlev and veldoreotide have received orphan designation from the FDA and the European Medicines Agency ("EMA").

Given the well-identified and concentrated prescriber base addressing our target markets, we intend to use a small, focused sales force to effectively market Keveyis and our other products and product candidates, if approved, in the United States, the European Union and other key global markets. We believe that our ability to execute on this strategy is enhanced by the significant commercial and clinical development experience of key members of our management team. We will continue to identify and evaluate the potential acquisition of other products and product candidates that would be complementary to our existing rare neuromuscular and endocrine franchises or that would form the basis for new rare disease franchises. We believe this approach will enable us to maximize our commercial potential by further leveraging our existing resources and expertise.

Liquidity

As of September 30, 2017, we held cash and cash equivalents of $44.4 million.

On April 28, 2017, we entered into an equity distribution agreement with JMP Securities LLC (“JMP”), pursuant to which we may sell, at our option, from time to time, up to an aggregate of $40 million in ordinary shares of the Company through JMP, as the sales agent (the “ATM Facility”).

On July 14, 2017, we entered into a $50 million senior credit facility with CRG LP (“CRG”), a healthcare-focused investment firm, to retire our prior credit facility with Oxford Finance LLC and Horizon Technology Finance Corporation and provide additional capital to us. We initially borrowed $40 million under the term loan agreement and have the option to borrow an additional $10 million based upon the achievement of a certain revenue milestone on or prior to June 30, 2018. Concurrent with the initial borrowing, CRG purchased $3 million of our ordinary shares at a price of $6.98 per share. The loan and security agreement contains financial and non-financial covenants including minimum amounts of net revenue we must achieve in 2017 and beyond. Failure to comply with the covenants could result in the lenders declaring the loan immediately due and payable. Our liquidity requirements are predicated on maintaining compliance with the debt covenants and repaying outstanding borrowings in accordance with the loan agreement.

On October 6, 2017, we sold 4,000,000 ordinary shares in a public offering at a price to the public of $6.25 per ordinary share for net proceeds of approximately $23.4 million, after deducting underwriting discounts and commissions and offering expenses payable by us.

We may never achieve profitability, and unless and until we do, we will continue to need to raise additional capital. We believe the combination of our existing cash resources as of September 30, 2017 and the net proceeds from our October 2017 public offering, will enable us to fund future cash requirements for at least the next twelve months from the date of issuance of these unaudited consolidated financial statements. We expect our funding requirements for operating expenses to increase due to expenses associated with the commercialization of Keveyis, the execution of the Recorlev SONICS and LOGICS Phase 3 clinical trials, and our selling, general and administrative expenses. Our funding requirements will also increase to the extent we pursue potential in-licenses, acquisitions or similar transactions as part of our strategy. These expenses may be offset only in part by sales of Keveyis. To the extent our sales of Keveyis are less than we anticipate, or our expenses are higher than we anticipate, we may be required to fund our operations and capital needs through additional equity or debt financings. There can be no assurances, however, that additional funding will be available on terms acceptable to us.

2. Summary of significant accounting policies and basis of presentation

Basis of presentation

These unaudited consolidated financial statements have been prepared in conformity with generally accepted accounting principles in the United States (U.S. GAAP). The unaudited consolidated financial statements reflect all adjustments, which include only normal recurring adjustments that are, in the opinion of management, necessary to present a fair statement of the operating results and financial position for the periods presented.

The preparation of the unaudited consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts and disclosures in the consolidated financial statements.  Actual results could differ from those estimates.

These unaudited consolidated financial statements should be read in conjunction with the accounting policies and notes to the audited consolidated financial statements included in our 2016 Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 4, 2017.  Operating results for the nine months ended September 30, 2017 are not necessarily indicative of the results that may be expected for the year ending December 31, 2017.

Revenue recognition

Prior to the April 2017 launch of Keveyis, we did not generate any revenue. Therefore, we adopted Accounting Standards Codification, or ASC, Topic 606, Revenue from Contracts with Customers, effective April 1, 2017.  Topic 606 applies to all contracts with customers, except for contracts that are within the scope of other standards, such as leases, insurance, collaboration arrangements and financial instruments.  Under Topic 606, an entity recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration the entity expects to receive in exchange for those goods or services.  To determine revenue recognition for arrangements that an entity determines are within the scope of Topic 606, the entity performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. We apply the five-step model to contracts only when it is probable that we will collect the consideration we are entitled to receive in exchange for the goods or services we transfer to the customer. At contract inception, once the contract is determined to be within the scope of Topic 606, we assess the goods or services promised within each contract and determine those that are performance obligations, and assess whether each promised good or service is distinct. We then recognize as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied. For a complete discussion of accounting for net product revenue, see Note 3, "Revenue Recognition".

Inventory

Inventory is stated at the lower of cost and net realizable value. Cost is determined using the first-in, first-out method. Our inventory consists of only finished goods.

Foreign currency translation

The consolidated financial statements are reported in United States dollars, which is our functional currency, including each of our consolidated subsidiaries. Transactions in foreign currencies are remeasured into our functional currency at the rate of exchange prevailing at the date of the transaction. Any monetary assets and liabilities arising from these transactions are remeasured into our functional currency at exchange rates prevailing at the balance sheet date or on settlement. Resulting gains and losses are recorded in foreign exchange loss in our consolidated statements of operations.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires us to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. We must apply significant judgment in this process. Actual results could materially differ from those estimates.

Net loss per share

Basic net loss per share is calculated by dividing the net loss attributable to shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted net loss per share is calculated by dividing the net loss attributable to shareholders by the weighted‑average number of ordinary shares outstanding for the period, including any dilutive effect from outstanding stock options or other equity-based awards. Shares used in the diluted net loss per share calculations exclude anti‑dilutive ordinary share equivalents, which currently consist of outstanding stock options, unvested restricted stock units and warrants.

The following potentially dilutive securities have been excluded from the computations of diluted weighted average shares outstanding as of September 30, 2017 and 2016, as they would be anti-dilutive:

	Nine Months Ended
	September 30,
	2017	2016
Warrants	7,764,569	—
Stock options issued and outstanding	6,176,647	3,264,927
Unvested restricted stock units	274,250	170,000

Recent accounting pronouncements

In January 2017, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2017-04, Intangibles - Goodwill and Other:  Simplifying the Accounting for Goodwill Impairment. ASU 2017-04 removes Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. A goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. This standard, which will be effective for the us beginning in the first quarter of fiscal year 2021, is required to be applied prospectively. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. We are currently evaluating the impact this standard will have on our financial statements.

In August 2016, the FASB issued ASU 2016-15, Classification of Certain Cash Receipts and Cash Payments, which clarifies how certain cash receipts and cash payments are presented and classified in the statement of cash flows in order to reduce diversity in practice. The guidance is effective for us beginning in the first quarter of fiscal year 2018. Early adoption is permitted. We are currently evaluating the impact of adopting this guidance on its consolidated financial statements.

In March 2016, the FASB issued ASU No. 2016-09, Compensation - Improvements to Employee Share-Based Payment Accounting,  which affects all entities that issue share-based payment awards to their employees. The amendments in this ASU cover such areas as the recognition of excess tax benefits and deficiencies, the classification of those excess tax benefits on the statement of cash flows, an accounting policy election for forfeitures, the amount an employer can withhold to cover income taxes and still qualify for equity classification and the classification of those taxes paid on the statement of cash flows. This ASU is effective for annual and interim periods beginning after December 15, 2016. This guidance can be applied either prospectively, retrospectively or using a modified retrospective transition method. Early adoption is permitted. We have adopted the standard effective January 1, 2017 and have elected to account for forfeitures as they occur as opposed to estimating forfeitures. The adoption of this standard did not have a material impact on our financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases, that discusses how an entity should account for lease assets and lease liabilities. The guidance specifies that an entity who is a lessee under lease agreements should recognize lease assets and lease liabilities for those leases classified as operating leases under previous FASB guidance. Accounting for leases by lessors is largely unchanged under the new guidance. The guidance is effective for the us beginning in the first quarter of fiscal year 2019. Early adoption is permitted. In transition, lessees and lessors are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. We are currently evaluating the impact of adopting this guidance on our consolidated financial statements.

In January 2016, the FASB issued ASU No. 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities,  that modifies certain aspects of the recognition, measurement, presentation, and disclosure of financial instruments. The accounting standard update is effective for fiscal years, and interim periods within those years, beginning after December 15, 2017, and early adoption is permitted.  We are currently assessing the impact that adopting this new accounting guidance will have on our consolidated financial statements.

In July 2015, the FASB issued ASU No. 2015-11, Inventory (Topic 330): Simplifying the Measurement of Inventory. ASU No. 2015-11 applies only to inventory for which cost is determined by methods other than last in, first-out and the retail inventory method, which includes inventory that is measured using first-in, first-out or average cost. Inventory within the scope of this standard is required to be measured at the lower of cost and net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. We adopted this standard on April 1, 2017. The adoption of this standard had no impact on the Company’s consolidated financial statements, there was no accounting impact to previously issued financial statements based on our adoption.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers, which requires entities to recognize revenue in a way that depicts the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. The new guidance also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. We adopted this new standard on April 1, 2017 in conjunction with the launch of Keveyis. As we did not record revenue prior to adopting this standard, there was no accounting impact to previously issued financial statements based on our adoption of ASC Topic 606.

3. Revenue recognition

Product Revenue, Net

We sell Keveyis to one specialty pharmacy provider (the “Customer”), who is the exclusive distributor of Keveyis in the United States.  The Customer subsequently resells Keveyis to patients, which are covered by payors that may provide for government-mandated or privately negotiated rebates with respect to the purchase of Keveyis.

Revenues from sales of Keveyis are recognized when we satisfy a performance obligation by transferring control of Keveyis to the Customer. Transfer of control occurs upon receipt of Keveyis by the Customer.  We expense incremental costs related to the set-up of the contract with the Customer when incurred, as these costs did not meet the criteria for capitalization.

Reserves for Variable Consideration

Revenues from sales of Keveyis are recorded at the net sales price (transaction price), which includes estimates of variable consideration for which reserves are established and which result from rebates, co-pay assistance and other allowances that are offered between us and the patients’ payors.  There is no variable consideration reserve for returns as we do not accept returns of Keveyis.  These reserves are based on the amounts earned or to be claimed on the related sales and are classified as reductions of accounts receivable (if the amount is payable to the Customer) or a current liability (if the amount is payable to a party other than the Customer). Where appropriate, these estimates may take into consideration a range of possible outcomes that are probability-weighted for relevant factors such as our historical experience, current contractual and statutory requirements, specific known market events and trends, industry data and forecasted customer buying and payment patterns. Overall, these reserves reflect our best estimates of the amount of consideration to which we are entitled based on the terms of the contract. The amount of variable consideration that is included in the transaction price may be constrained, and is included in the net sales price only to the extent that it is probable that a significant reversal in the amount of the cumulative revenue recognized will not occur in a future period. Actual amounts of consideration ultimately received may differ from our estimates. We reassess our estimates on an ongoing basis. If actual results in the future vary from our estimates, we will adjust our estimates. Any such adjustments would affect net product revenue and earnings in the period such variances become known.

Trade Discount: We provide the Customer with a discount that is explicitly stated in our contract and is recorded as a reduction of revenue in the period the related product revenue is recognized. In addition, we receive sales order management, data and distribution services from the Customer. To the extent, the services received are distinct from our sale of Keveyis to the Customer, these payments are classified in selling, general and administrative expenses in our consolidated statement of operations and comprehensive loss.

Funded Co-pay Assistance Program: We contract with a third-party to manage the co-pay assistance program intended to provide financial assistance to qualified insured patients. The calculation of the accrual for co-pay assistance is based on an estimate of claims and the cost per claim that we expect to receive associated with Keveyis that has been recognized as revenue, but remains in the distribution channel inventories at the end of each reporting period. These payments are consideration payable to the customer and the related reserve is recorded in the same period the related revenue is recognized, resulting in a reduction of product revenue and the establishment of a current liability which is included in accrued expenses on the consolidated balance sheet.

Government Rebates: We are subject to discount obligations under state Medicaid programs and Medicare. We estimate our Medicaid and Medicare rebates based upon a range of possible outcomes that are probability-weighted for the estimated patient mix. These reserves are recorded in the same period the related revenue is recognized, resulting in a reduction of product revenue and the establishment of a current liability which is included in accrued expenses on the consolidated balance sheet. For Medicaid, accruals are based on estimates of future Medicaid beneficiary utilization applied to the Medicaid unit rebate formula established by the Center for Medicaid and Medicare Services. Effective January 1, 2011, manufacturers of pharmaceutical products are responsible for 50% of the patient’s cost of branded prescription drugs related to the Medicare Part D Coverage Gap. In order to estimate the cost to us of this Medicare coverage gap responsibility, we estimate the number of patients in the prescription drug coverage gap for whom we will owe an additional liability under the Medicare Part D program. Our liability for these rebates consists of estimates of claims for the current quarter and estimated future claims that will be made for Keveyis that has been recognized as revenue, but remains in the distribution channel inventories at the end of each reporting period.

Temporary Supply and Patient Assistance Programs: We provide free Keveyis to uninsured patients who satisfy pre-established criteria for either the Temporary Supply Program or the Patient Assistance Program.  Patients who meet the Temporary Supply Program eligibility criteria may receive a temporary supply of free Keveyis for no more than sixty days while we are determining the patient’s third-party insurance, prescription drug benefit or other third-party coverage for Keveyis.  The Patient Assistance Program provides free Keveyis for up to twelve months to patients that satisfy pre-established criteria for financial need.  We do not recognize any revenue related to these free products and the associated costs are classified in selling, general and administrative expenses in our consolidated statements of operations and comprehensive loss.

4. Fair value measurement

We follow FASB accounting guidance on fair value measurements for financial assets and liabilities measured on a recurring basis. Because of their short-term nature, the amounts reported in the balance sheet for cash and cash equivalents, and accounts payable approximate fair value.

The guidance requires fair value measurements to maximize the use of “observable inputs.” The three-level hierarchy of inputs to measure fair value are as follows:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. Because of their short-term nature, the amounts reported in the balance sheet for cash and cash equivalents, and accounts payable approximate fair value.

Level 2: Significant observable inputs other than Level 1 prices such as quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability

Level 3: Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity). The fair values of the outstanding warrants were measured using the Black-Scholes option-pricing model. Inputs used to determine estimated fair value of the warrant liabilities include the estimated fair value of the underlying stock at the valuation date, the estimated term of the warrants, risk-free interest rates, expected dividends and the expected volatility of the underlying stock. The significant unobservable inputs used in the fair value measurement of the warrant liabilities were the volatility rate and the estimated term of the warrants. Generally, increases (decreases) in the fair value of the underlying stock and estimated term would result in a directionally similar impact to the fair value measurement.

The following table presents our assets and liabilities that are measured at fair value on a recurring basis for the periods presented (in thousands):

	As of September 30, 2017
	Level I	Level II	Level III	Total
Cash equivalents	43,756	—	—	43,756
Total assets	$43,756	$—	$—	$43,756
Warrant liability	—	—	39,284	39,284
Total liabilities	$—	$—	$39,284	$39,284

	As of December 31, 2016
	Level I	Level II	Level III	Total
Warrant liability	—	—	11,090	11,090
Total liabilities	$—	$—	$11,090	$11,090

5. Intangible assets and goodwill

The gross carrying amount of in‑process research and development (IPR&D), acquired developed product rights and goodwill is as follows (in thousands):

	As of September 30, 2017
	Beginning of Period	Additions	Amortization/Impairment	End of Period
IPR&D	$20,723	$—	$(20,723)	$—
Acquired developed product rights	40,177	—	(3,767)	36,410
Goodwill	7,256	—	—	7,256
Total	$68,156	$—	$(24,490)	$43,666

	As of December 31, 2016
	Beginning of Period	Additions	Impairment	End of Period
IPR&D	$36,551	$—	$(15,828)	$20,723
Acquired developed product rights	—	40,177	—	40,177
Goodwill	7,256	—	—	7,256
Total	$43,807	$40,177	$(15,828)	$68,156

Our finite lived intangible asset consists of acquired developed product rights obtained from the asset acquisition of Keveyis® (dichlorphenamide) from a subsidiary of Taro Pharmaceutical Industries Ltd. (“Taro”).  Keveyis is approved in the United States to treat hyperkalemic, hypokalemic and related variants of primary periodic paralysis, a group of rare hereditary disorders that cause episodes of muscle weakness or paralysis.  Keveyis has received orphan drug exclusivity status in the United States through August 7, 2022. In connection with the Asset Purchase Agreement and Supply Agreement we entered into with Taro, we paid Taro an upfront payment in two installments of $1 million in December 2016 and $7.5 million in March 2017.  We concluded that the supply price payable by us exceeds fair value and, therefore, used a discounted cash flow method with a probability assumption to value the payments in excess of fair value at $29.3 million, for which we have recorded an intangible asset and corresponding liability. This liability will be reduced as we purchase inventory over the term of the Supply Agreement.  In addition, we incurred transaction costs of $2.4 million, which were recorded in our Statement of Operations during the year ended December 31, 2016. The overall recording of the transaction resulted in the recording of an intangible asset of $40.2 million. This asset is being amortized over an eight-year period using the straight-line method.

We recorded amortization expense of $3.8 million and $0 for the nine months ended September 30, 2017 and 2016, respectively.

We recorded a $20.7 million impairment charge related to the in-process research and development of veldoreotide, which we acquired from Aspireo Pharmaceuticals, Ltd. in 2015. The factors considered in determining the fair value measurement were future revenues expected to be generated, estimated development timeline, increased costs and, an appropriate risk-adjusted discount rate. The decrease in the valuation of our intangible asset related to veldoreotide is due to a longer estimated development timeline, as well as increased costs above those previously estimated.

6. Accrued liabilities

Accrued liabilities consist of the following (in thousands):

	September 30,	December 31,
	2017	2016
Consulting and professional fees	$3,202	$1,110
Accrued payable due Taro Pharmaceuticals Industries Ltd.	—	7,500
Supply agreement - current portion	3,432	4,207
Employee compensation	2,006	1,554
Other	153	497
Total accrued liabilities	$8,793	$14,868

7. Long-Term debt

On July 14, 2017, we entered into a $50 million senior credit facility with CRG LP (“CRG”), a healthcare-focused investment firm, to retire our prior credit facility with Oxford Finance LLC and Horizon Technology Finance Corporation and provide additional capital to us. We initially borrowed $40 million under the term loan agreement and have the option to borrow an additional $10 million based upon the achievement of a certain revenue milestone on or prior to June 30, 2018. Concurrent with the initial borrowing, CRG purchased $3 million of our ordinary shares at a price of $6.98 per share. As a condition to the new credit facility, we issued warrants with a seven-year term to CRG to purchase 394,289 of our ordinary shares at an exercise price of $7.37 per share

The term loan agreement has a six-year term with three years of interest-only payments. The interest-only period may be extended to six years based upon the achievement of certain milestones during the first three years of the loan term. The loan agreement provides for interest payable at an annual rate of 12.5% and a final payment fee of 5% of the principal balance. The loan agreement includes a payment-in-kind (PIK) provision, which allows us to defer 4.0% of the 12.5% annual interest payable under the loan during the first three years of the term of the loan (which may be extended for the entire term of the loan, subject to the satisfaction of certain conditions) by adding such amount to the principal loan amount. We have granted a security interest in substantially all of our existing assets and assets acquired by us in the future, including intellectual property. The loan agreement contains facility and prepayment fees, and customary affirmative and negative covenants, including a financial covenant regarding minimum amounts of net revenue and restrictions on our ability to pay cash dividends, and a list of events that will constitute “events of default” under the loan agreement, and permit the lenders to declare all amounts under the loan agreement immediately due and payable, including a material adverse change in our business, operations or financial condition. We incurred $2.5 million in debt discounts and $0.8 million of debt issuance costs relating to this loan agreement which have been recorded as a reduction to the long-term debt. These amounts will be amortized over the outstanding period of the debt to interest expense using the effective interest rate method.

In connection with the retirement of our prior credit facility we incurred a final payment fee of $1.6 million and a loss on early extinguishment of debt of $3.5 million.

Future principal payments due under the loan agreement are as follows (in thousands):

Principal
Payments

2017	$—
2018	—
2019	—
2020	6,765
2021	13,530
2022	13,530
2023	6,522
Total future payments	$40,347

8. Commitments and contingencies

(a)  Lease obligations

In March 2015, we entered into a 52‑month building sublease agreement for 14,743 square feet of office space in Trevose, Pennsylvania. The lease has annual rent escalations and is recognized on a straight‑line basis over the term of the lease.

As of September 30, 2017, future minimum commitments under facility operating leases were as follows (in thousands):

Operating
leases

2017	$80
2018	319
2019	184
Total minimum lease payments	$583

Rent expense recognized under our operating lease, including additional rent charges for utilities, parking, maintenance and real estate taxes, was approximately $226,000 and $206,000 for the nine months ended September 30, 2017 and 2016, respectively.

(b) Commitments to Taro Pharmaceuticals Industries Ltd.

In December 2016, we acquired the United States marketing rights to Keveyis® (dichlorphenamide) from a subsidiary of Taro.  Keveyis is approved in the United States to treat hyperkalemic, hypokalemic and related variants of primary periodic paralysis, a group of rare hereditary disorders that cause episodes of muscle weakness or paralysis.  Keveyis has received orphan drug exclusivity status in the United States through August 7, 2022.  Under the terms of the asset purchase agreement, we paid Taro an upfront payment in two installments of $1 million in December 2016 and $7.5 million in March 2017, and will pay an aggregate of $7.5 million in potential milestones upon the achievement of certain product sales targets. Taro has agreed to continue to manufacture Keveyis for us under an exclusive supply agreement through the orphan exclusivity period. We are obligated to purchase certain annual minimum amounts of product totaling approximately $29 million over a six-year period. The supply agreement may extend beyond the orphan exclusivity period unless terminated by either party pursuant to the terms of the agreement. If terminated by Taro at the conclusion of the orphan exclusivity period, we have the right to manufacture the product on our own or have the product manufactured by a third party on our behalf.

9. Income taxes

Deferred tax assets and liabilities are recognized for the future tax consequences of differences between the carrying amounts and tax bases of assets and liabilities and operating loss carryforwards and other attributes using enacted rates expected to be in effect when those differences reverse. Valuation allowances are provided against deferred tax assets that are not more likely than not to be realized.

We assess our ability to realize deferred tax assets. Changes in future earnings projections, among other factors, may cause us to adjust our valuation allowance on deferred tax assets. Any such adjustments would impact our income tax expense in the period in which it is determined that these factors have changed.

For the nine months ended September 30, 2017, we recorded full valuation allowances against our deferred tax asset and deferred tax liability, resulting in income tax expense of $0.7 million.

10. Ordinary shares

Equity Transactions

Concurrent with the CRG credit facility, CRG purchased 429,799 shares of our ordinary shares at a price of $6.98 per share for total proceeds to us of approximately $3.0 million.

We entered into an equity distribution agreement with JMP on April 28, 2017, pursuant to which we may sell, at our option, from time to time, up to an aggregate of $40 million in ordinary shares of the Company through JMP, as sales agent. We will pay JMP a commission equal to 3% of the gross proceeds from the sale of ordinary shares under the ATM Facility. Pursuant to the terms of the equity distribution agreement, we reimbursed JMP for certain out-of-pocket expenses, including the fees and disbursements of counsel to JMP, incurred in connection with establishing the ATM Facility and have provided JMP with customary indemnification rights. During the three months ended September 30, 2017, we sold an aggregate of 10,300 ordinary shares under the ATM Facility for net proceeds of  approximately $73,000 and paid fees to JMP of $2,000.

Warrants

During the three months ended September 30, 2017, in connection with the CRG credit facility, we issued warrants with a seven-year term to CRG to purchase 394,289 of our ordinary shares at an exercise price of $7.37. In addition, during the three months ended September 30, 2017, we issued 37,219 ordinary shares pursuant to the exercise of warrants that were previously issued in connection with our retired credit facility.

		Exercise	Expiration	Warrants	Warrants	September 30,
	Classification	Price	Date	Issued	Exercised	2017
Warrants in connection with private equity placement	Liability	$2.50	6/28/2022	7,000,000	—	7,000,000
Warrants in connection with Horizon and Oxford loan agreement	Equity	$2.45	12/28/2026	428,571	(58,291)	370,280
Warrants in connection with CRG loan agreement	Equity	$7.37	7/14/2024	394,289	—	394,289
				7,822,860		7,764,569

11. Stock‑based compensation

Our board of directors has adopted the 2017 Inducement Plan (the “Inducement Plan”). The Inducement Plan provides for the grant of equity-based awards to new employees. The purpose of the Inducement Plan is to attract valued employees by offering them a greater stake in our success and a closer identity with us, and to encourage ownership of our ordinary shares by such employees. The Inducement Plan is effective as of February 23, 2017. As of September 30, 2017, 52,850 shares are available for issuance pursuant to the Inducement Plan.

Our board of directors has adopted, and our shareholders have approved, the 2015 Equity Compensation Plan (the “2015 Plan”). The 2015 Plan provides for the grant of incentive stock options to our employees and any parent or subsidiary corporations’ employees, and for the grant of nonstatutory stock options, stock awards, and restricted stock units to our employees, directors and consultants and our parent or subsidiary corporations’ employees and consultants. The 2015 Plan is effective as of September 3, 2015.  As of September 30, 2017, 374,289 shares are available for issuance pursuant to the 2015 Plan.

Our board of directors has adopted, and our shareholders have approved, the Non‑Employee Director Equity Compensation Plan (the “Non‑Employee Director Plan”). The Non‑Employee Director Plan provides for the grant of nonstatutory stock options, stock awards, and restricted stock units to our non‑employee directors. The Non‑Employee Director Plan is effective as of September 3, 2015.  As of September 30, 2017, 792 shares are available for issuance pursuant to the Non‑Employee Director Plan.

A summary of our outstanding stock options as of September 30, 2017 is as follows:

	Options Outstanding
			Weighted-
			Average
		Weighted-	Remaining
		Average	Contractual
	Number of	Exercise	Term	Aggregate
	Shares	Price	(Years)	Intrinsic Value
				(in thousands)
Outstanding—January 1, 2017	3,249,784	$11.00	6.89	$—
Granted	2,991,850	$3.50
Forfeited and cancelled	(64,987)	$7.37
Exercised	—	—
Outstanding—September 30, 2017	6,176,647	$7.41	7.78	$13,287
Vested and exercisable—September 30, 2017	2,034,974	$10.38	5.61	$2,249

Included in the stock options outstanding at September 30, 2017 are unvested stock options to purchase 88,908 shares at a weighted average exercise price of $18.80 per share for which the vesting of certain tranches will accelerate if the fair value per share of our stock reaches $31.46. In addition, the options outstanding include 97,652 shares that vest upon a market appreciation event, so long as it occurs prior to the date specified in the applicable award agreement and 97,652 shares that will vest upon the one year anniversary of the market appreciation event. The market appreciation event, which had not yet occurred as of September 30, 2017, is defined as the last trading day in the period in which our closing stock price on each of 20 consecutive trading days reported on NASDAQ has been at least $30.14 or $33.66 for the respective grantee.

Stock‑based compensation expense

We recognized stock‑based compensation expense for employees and directors for stock options and RSUs in the accompanying unaudited consolidated statements of operations as follows (in thousands):

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2017	2016	2017	2016
Selling, general and administrative	$1,007	$897	$3,042	$3,120
Research and development	324	205	822	401
Total stock-based compensation	$1,331	$1,102	$3,864	$3,521

As of September 30, 2017, the total unrecognized compensation expense related to unvested stock options, net of estimated forfeitures, is $10.3 million, which we expect to recognize over an estimated weighted‑average period of 2.77 years.

In determining the estimated fair value of our service-based awards, we use the Black‑Scholes option‑pricing model and assumptions discussed below. Each of these inputs is subjective and generally requires significant judgment.

The fair value of our service-based awards that were granted during the years was estimated with the following assumptions:

	Nine Months Ended
	September 30,
	2017	2016
Expected term (in years)	5.96	5.87
Risk-free interest rate	1.78% - 2.26%	1.3% - 1.6%
Expected volatility	78.2% - 105.9%	78.1% - 83.6%
Dividend rate	—%	—%

Restricted Stock Units

On February 26, 2016, our board of directors approved grants of restricted stock units (“RSUs”) to employees.  These RSUs vest two years from the date of issuance, provided that the employee is employed by us on such vesting date. All RSUs will fully vest upon a change of control of our company.  If and when the RSUs vest, we will issue one ordinary share for each whole RSU that has vested, subject to satisfaction of the executive’s tax withholding obligations. The RSUs will cease to be outstanding upon such issuance of ordinary shares.  We recorded expense, which is included in the stock-based compensation table above, of $124,000 and $84,000 for the three months ended September 30, 2017 and 2016, respectively, and $309,000 and $197,000 for the nine months ended September 30, 2017 and 2016, respectively. As of September 30, 2017, the total unrecognized compensation expense related to unvested RSUs is $0.6 million, which we expect to recognize over an estimated weighted‑average period of 1.49 years.

A summary of our unvested RSUs as of September 30, 2017 is as follows:

Number of
Shares
Unvested—January 1, 2017	184,000
Granted	92,250
Forfeited	(2,000)
Vested	—
Unvested—September 30, 2017	274,250

12. Subsequent Events

On October 6, 2017, we sold 4,000,000 ordinary shares in a public offering at a price to the public of $6.25 per ordinary share for net proceeds of approximately $23.4 million, after deducting underwriting discounts and commissions and offering expenses payable by us.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion summarizes the significant factors affecting our operating results, financial condition, liquidity and cash flows as of and for the periods presented below. The following discussion and analysis should be read in conjunction with the unaudited financial statements for the nine months ended September 30, 2017 and the related notes thereto included elsewhere in this Report on 6-K. The statements in this discussion regarding industry outlook, our expectations regarding our future performance, liquidity and capital resources and all other non‑historical statements in this discussion are forward‑looking statements and are based on the beliefs of our management, as well as assumptions made by, and information currently available to, our management. Actual results could differ materially from those discussed in or implied by forward‑looking statements as a result of various factors, including those discussed below and elsewhere in this Report on 6-K.

Overview

We are a global commercial-stage biopharmaceutical company focused on the development and commercialization of therapies for rare diseases with significant unmet needs.

Our first commercial product is Keveyis® (dichlorphenamide), the first and only treatment approved by the U.S. Food and Drug Administration (“FDA”) for hyperkalemic, hypokalemic, and related variants of primary periodic paralysis (“PPP”), a group of rare hereditary disorders that cause episodes of muscle weakness or paralysis. Keveyis has orphan drug exclusivity status in the United States through August 7, 2022. We believe, based on our market research, that there are approximately 4,000 to 5,000 patients in the United States diagnosed with PPP.

In addition to this neuromuscular disease product, we have two clinical-stage product candidates for rare endocrine diseases, Recorlev™ and veldoreotide. Recorlev (levoketoconazole) is a cortisol synthesis inhibitor currently being studied for the treatment of endogenous Cushing's syndrome. Veldoreotide is a next-generation somatostatin analog (“SSA”) being investigated for the treatment of acromegaly, with potential additional applications in Cushing's syndrome and neuroendocrine tumors. Both Recorlev and veldoreotide have received orphan drug designation from the FDA and the European Medicines Agency (“EMA”).

Given the well-identified and concentrated prescriber base addressing our target markets, we intend to use a small, focused sales force to effectively market Keveyis and our other products and product candidates, if approved, in the United States, the European Union and other key global markets. We believe that our ability to execute on this strategy is enhanced by the significant commercial and clinical development experience of key members of our management team. We will continue to identify and evaluate the potential acquisition of other products and product candidates that would be complementary to our existing rare neuromuscular and endocrine franchises or that would form the basis for new rare disease franchises. We believe this approach will enable us to maximize our commercial potential by further leveraging our existing resources and expertise.

We have never been profitable and have incurred net losses since our inception in 1996. Our operations to date have been focused on identifying, in‑licensing, acquiring and developing our product candidates, organizing and staffing our company, business planning and raising capital. We have funded our operations primarily through equity offerings and debt financings. We incurred a net loss attributable to Strongbridge Biopharma plc of $94.7 million and $32.6 million for the nine months ended September 30, 2017 and 2016, respectively.  At September 30, 2017, our accumulated deficit was $224.1 million.

Financial Operations Overview

The following discussion sets forth certain components of our statements of operations as well as factors that impact those items.

Net Revenue

We sell Keveyis to one specialty pharmacy provider (the “Customer”), who is the exclusive distributor of Keveyis in the United States.  The Customer subsequently resells Keveyis to patients, which are covered by payors that may provide for government-mandated or privately negotiated rebates with respect to the purchase of the Keveyis.

We recognize revenues from sales of Keveyis when we satisfy a performance obligation by transferring control of Keveyis to the Customer. Transfer of control occurs upon receipt of Keveyis by the Customer.  We expense incremental costs related to the set-up of the contract with the Customer when incurred, as these costs did not meet the criteria for capitalization.

Cost of Sales

Cost of sales includes third-party acquisition costs, third-party warehousing and product distribution charges.

Research and Development Expenses

Our research and development expenses consist primarily of costs incurred in connection with the development of our product candidates, including:

•	personnel‑related costs, such as salaries, bonuses, benefits, travel and other related expenses, including stock‑based compensation;
•

expenses incurred under our agreements with contract research organizations (“CROs”), clinical sites, contract laboratories, medical institutions and consultants that plan and conduct our preclinical studies and clinical trials, including, in the case of consultants, stock‑based compensation;

•	costs associated with regulatory filings;
•	upfront and milestone payments under in‑license or acquisition agreements with third parties;
•	costs of acquiring preclinical study and clinical trial materials, and costs associated with formulation and process development; and
•	depreciation, maintenance and other facility‑related expenses.

We expense all research and development costs as incurred. Clinical development expenses for our product candidates are a significant component of our current research and development expenses as we progress our product candidates into and through clinical trials. Product candidates in later stage clinical development generally have higher research and development costs than those in earlier stages of development, primarily due to increased size and duration of the clinical trials. We recognize costs for each grant project, preclinical study or clinical trial that we conduct based on our evaluation of the progress to completion, including the use of information and data provided to us by our external research and development vendors and clinical sites.

We expect our research and development expenses to increase in absolute dollars in the future as we continue to in‑license or acquire product candidates and as we advance our existing and any future product candidates into and through clinical trials and pursue regulatory approval of our product candidates. The process of conducting the necessary clinical research to obtain regulatory approval of a product candidate is costly and time consuming. The probability that any of our product candidates receives regulatory approval and eventually is able to generate revenue depends on a variety of factors, including the quality of our product candidates, early clinical data, investment in our clinical program, competition, manufacturing capability and commercial viability. As a result of these uncertainties, we are unable to determine the duration and completion costs of our research and development projects or if, when and to what extent we will generate revenue from the commercialization and sale of any of our product candidates, if approved. We may never succeed in achieving regulatory approval for any of our product candidates.

We do not allocate personnel‑related research and development costs, including stock‑based compensation or other indirect costs, to specific programs, as they are deployed across multiple projects under development.

Selling, General and Administrative Expenses

Selling, general and administrative expenses include personnel costs, costs for outside professional services and other allocated expenses. Personnel costs consist of salaries, bonuses, benefits, travel and stock‑based compensation. Outside professional services consist of legal, accounting and audit services, commercial evaluation and strategy services, sales, marketing and other consulting services. We expect to incur additional selling, general and administrative costs as a result of our initial and on-going commercial activities in support of Keveyis.

Amortization of Intangible Asset

Amortization of intangible asset relates to the amortization of our product rights to Keveyis, which we acquired in December of 2016. This intangible asset is being amortized over an eight-year period using the straight-line method.

Other Income (Expense), Net

Other income (expense), net, consists of unrealized (loss)/gain on the remeasurement of the fair value of warrant liability, interest expense recognized on our long-term debt, the loss on the early extinguishment of our pre-existing long-term debt, interest income generated from our cash and cash equivalents, foreign exchange gains and losses and gains and losses on investments.

Our consolidated financial statements are reported in U.S. dollars, which is also our functional currency. Transactions in foreign currencies are remeasured into our functional currency at the rate of exchange prevailing at the date of the transaction. Any monetary assets and liabilities arising from these transactions are remeasured into our functional currency at exchange rates prevailing at the balance sheet date or on settlement. Resulting gains and losses are recorded in foreign currency loss in other income (expense) in our consolidated statements of operations.

Critical Accounting Policies and Significant Judgments and Estimates

This management’s discussion and analysis operating and financial review of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as expenses incurred during the reporting periods. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

In addition to our critical accounting policies described in the “Operating and Financial Review and Prospects” section included in our Annual Report on Form 20-F for the year ended December 31, 2016, which was filed with the Securities and Exchange Commission on April 4, 2017, we have adopted our Revenue Recognition policy. See Note 3 – Revenue Recognition.

Results of Operations

Comparison of the Three and Nine Months Ended September 30, 2017 and 2016

The following table sets forth our results of operations for the three and nine months ended September 30, 2017 and 2016.

	Three Months Ended			Nine Months Ended
	September 30,		Change	September 30,		Change
	2017	2016		$2017	2016	$
	(in thousands)			(in thousands)
Revenues:
Net product sales	$2,533	$—	$2,533	$4,062	$—	$4,062
Total revenues	2,533	—	2,533	4,062	—	4,062

Cost and operating expenses:
Cost of sales (excluding amortization of intangible asset)	$591	$—	$591	$968	$—	$968
Selling, general and administrative	8,484	3,117	5,367	26,068	11,260	14,808
Research and development	4,504	4,516	(12)	12,113	15,882	(3,769)
Amortization of intangible asset	1,256	—	1,256	3,767	—	3,767
Impairment of intangible asset	20,723	—	20,723	20,723	5,228	15,495
Total cost and expenses	35,558	7,633	27,925	63,639	32,370	31,269
Operating loss	(33,025)	(7,633)	(25,392)	(59,577)	(32,370)	(27,207)
Other income (expense), net	(2,885)	15	(2,900)	(34,506)	(1,275)	(33,231)
Loss before income taxes	(35,910)	(7,618)	(28,292)	(94,083)	(33,645)	(60,438)
Income tax (expense) benefit	850	—	850	(652)	926	(1,578)
Net loss	(35,060)	(7,618)	(27,442)	(94,735)	(32,719)	(62,016)
Net loss attributable to non‑controlling interest	—	17	(17)	—	122	(122)
Net loss attributable to Strongbridge	$(35,060)	$(7,601)	$(27,459)	$(94,735)	$(32,597)	$(62,138)

Net Revenue and Cost of Sales

Net revenue of $2.5 and $4.1 million for the three and nine months ended September 30, 2017 and cost of sales of $0.6 million and $1.0 million for the three and nine months ended September 30, 2017, resulted from commercial sales of Keveyis following our product launch in April 2017.

Selling, General and Administrative Expenses

The following table summarizes our selling, general and administrative expenses during the three and nine months ended September 30, 2017 and 2016:

	Three Months Ended			Nine Months Ended
	September 30,		Change	September 30,		Change
	2017	2016		$2017	2016	$
	(in thousands)			(in thousands)
Outside professional and consulting services	$3,365	$902	$2,463	$12,904	$4,139	$8,765
Compensation and other personnel costs	4,013	1,227	2,786	9,840	3,736	6,104
Stock-based compensation expense	1,007	898	109	3,042	3,120	(78)
Facility costs	99	90	9	282	265	17
Total general and administrative expenses	$8,484	$3,117	$5,367	$26,068	$11,260	$14,808

Selling, general and administrative expenses were $8.5 million for the three months ended September 30, 2017, an increase of $5.4 million compared to the three months ended September 30, 2016. The $2.5 million increase in outside professional and consulting services was primarily due to costs incurred for the launch and subsequent commercialization of Keveyis.  Compensation and related personnel costs increased by $2.8 million during the three months ended September 30, 2017 primarily due to increased headcount of commercial personnel.

Selling, general and administrative expenses were $26.1 million for the nine months ended September 30, 2017, an increase of $14.8 million compared to the nine months ended September 30, 2016. The $8.8 million increase in outside professional and consulting services was primarily due to costs incurred for the launch and subsequent commercialization of Keveyis.  Compensation and related personnel costs increased by $6.1 million during the nine months ended September 30, 2017 primarily due to increased headcount of commercial personnel.

Research and Development Expenses

The following table summarizes our research and development expenses during the three and nine months ended September 30, 2017 and 2016:

	Three Months Ended			Nine Months Ended
	September 30,		Change	September 30,		Change
	2017	2016		$2017	2016	$
	(in thousands)			(in thousands)
Product development and supporting activities	$3,290	$3,577	$(287)	$8,735	$12,952	$(4,217)
Compensation and other personnel costs	890	734	156	2,556	2,529	27
Stock-based compensation expense	324	205	119	822	401	421
Total research and development expenses	$4,504	$4,516	$(12)	$12,113	$15,882	$(3,769)

Research and development expenses were $4.5 million for each of the three months ended September 30, 2017 and three months ended September 30, 2016. The $0.3 million decrease in expenses for product development and supporting activities was primarily due to a planned $0.6 million decrease in expenses for veldoreotide development activity and a $0.1 million decrease in development expenses related to programs we discontinued during 2016 (COR-004 and BioPancreate), partially offset by a $0.4 million increase in expenses relating to the ongoing clinical trials for Recorlev. Compensation and other personnel costs increased by $0.2 million for the three months ended September 30, 2017 as compared to the same period in 2016 due to increased headcount in research and development.  Stock-based compensation expense increased by $0.1 million, for the three months ended September 30, 2017 as compared to the same period in 2016 due to the granting of new awards to newly hired employees during the 2017 period.

Research and development expenses were $12.1 million for the nine months ended September 30, 2017, a decrease of $3.8 million compared to the nine months ended September 30, 2016. The $4.2 million decrease in expenses for product development and supporting activities was primarily due to a planned $1.9 million decrease in expenses for veldoreotide development activity, a $1.6 million decrease in development expenses related to programs we discontinued during 2016 (COR-004 and BioPancreate), and a $0.7 million decrease in expenses relating to the ongoing clinical trials for Recorlev and other supporting activities. Stock-based compensation expense increased by $0.4 million, for the nine months ended September 30, 2017 as compared to the same period in 2016 due to the granting of new awards to newly hired employees during the 2017 period.

Amortization of Intangible Asset

Amortization of intangible asset increased by $1.3 million and $3.8 million for the three and nine months ended September 30, 2017 compared to $0 for the three and nine months ended September 30, 2016, as we began amortizing the Keveyis product rights acquired in December 2016.

Impairment of Intangible Asset

Impairment of intangible asset increased by $20.7 million and $15.5 million for the three and nine months ended September 30, 2017 compared to $0 and $5.2 million for the three and nine months ended September 30, 2016 respectively, due to a $20.7 million impairment charge recorded in the third quarter of 2017 related to the in-process research and development recorded from our 2015 acquisition of veldoreotide from Aspireo Pharmaceuticals, Ltd.

Other Income (Expense), Net

The following table summarizes our other expense, net, during the nine months ended September 30, 2017 and 2016:

	Three Months Ended			Nine Months Ended
	September 30,		Change	September 30,		Change
	2017	2016		$2017	2016	$
	(in thousands)			(in thousands)
Unrealized gain (loss) on fair value of warrants	$1,953	$—	$1,953	$(28,194)	$—	$(28,194)
Interest expense	(1,364)	—	(1,364)	(2,838)	—	(2,838)
Foreign exchange loss	(11)	(20)	9	(36)	(64)	28
Loss on early extinguishment of debt	(3,545)	—	(3,545)	(3,545)	—	(3,545)
Other income (expense), net	82	35	47	107	(1,211)	1,318
Total other income (expense), net	$(2,885)	$15	$(2,900)	$(34,506)	$(1,275)	$(33,231)

Other income (expense), net, increased by $2.9 million for the three months ended September 30, 2017 as compared to the three months ended September 30, 2016.  The increase was primarily due to $3.5 million of expense relating to the loss on the early extinguishment of debt, and $1.4 million in interest expense, partially offset by a $2.0 million change in the fair value of our warrant liability, resulting primarily from a decrease in our stock price.

Other income (expense), net, increased by $33.2 million for the nine months ended September 30, 2017 as compared to the nine months ended September 30, 2016.  The increase was primarily due to change of $28.2 million in the fair value of our warrant liability, resulting primarily from an increase in our stock price, a loss of $3.5 million relating to the early extinguishment of debt, and $2.8 million in interest expense. Other income (expense), net, decreased by $1.3 million due to a one-time $1.1 million charge incurred in March 2016 relating to the termination of our license agreement with Antisense Therapeutics.

 Income Tax

We recorded income tax expense of $0.7 million for the nine months ended September 30, 2017 as a result of recording full valuation allowances against our deferred tax asset and deferred tax liability, and a benefit of $0.9 million for the nine months ended September 30, 2016 due to impairment of intangible assets held by a since-dissolved subsidiary.

Cash Flows

Comparison for the Nine Months Ended September 30, 2017 and 2016

	Nine Months Ended
	September 30
	2017	2016
	(in thousands)
Net cash provided by (used in):
Operating activities	$(34,450)	$(24,742)
Investing activities	(7,500)	—
Financing activities	19,479	(1,412)
Net decrease in cash and cash equivalents	$(22,471)	$(26,154)

Operating Activities

Net cash used in operating activities was $34.5 million for the nine months ended September 30, 2017, compared to $24.7 million for the nine months ended September 30, 2016.  The increase in net cash used in operating activities resulted primarily from investments during 2017 to support the commercialization of Keveyis.

Investing Activities

The increase in net cash used in investing activities resulted from our scheduled payment of $7.5 million to Taro Pharmaceutical Industries Ltd. in connection with our acquisition of the U.S. marketing rights of Keveyis.

Financing Activities

Net cash provided by financing activities was $19.5 million for the nine months ended September 30, 2017, an increase of $20.9 million from the nine months ended September 30, 2016.  The increase in net cash provided by financing activities resulted primarily from our receipt of $38.7 million in proceeds from our senior credit facility with CRG LP and $3.1 million in proceeds from share issuances, offset by our $22.3 million repayment of our prior credit facility.

Liquidity

As of September 30, 2017, we held cash and cash equivalents of $44.4 million.

On April 28, 2017, we entered into an equity distribution agreement with JMP Securities LLC (“JMP”), pursuant to which we may sell, at our option, from time to time, up to an aggregate of $40 million in ordinary shares of the Company through JMP, as sales agent (the “ATM Facility”).

On July 14, 2017, we entered into a $50 million senior credit facility with CRG LP (“CRG”), a healthcare-focused investment firm, to retire our prior credit facility with Oxford Finance LLC and Horizon Technology Finance Corporation and provide additional capital to us. We initially borrowed $40 million under the term loan agreement and have the option to borrow an additional $10 million based upon the achievement of a certain revenue milestone on or prior to June 30, 2018. Concurrent with the initial borrowing, CRG purchased $3 million of our ordinary shares at a price of $6.98 per share. The loan and security agreement contains financial and non-financial covenants including minimum amounts of net revenue we must achieve in 2017 and beyond. Failure to comply with the covenants could result in the lenders declaring the loan immediately due and payable. Our liquidity requirements are predicated on maintaining compliance with the debt covenants and repaying outstanding borrowings in accordance with the loan agreement.

On October 6, 2017, we sold 4,000,000 ordinary shares in a public offering at a price to the public of $6.25 per ordinary share for net proceeds of approximately $23.4 million, after deducting underwriting discounts and commissions and offering expenses payable by us.

We may never achieve profitability, and unless and until we do, we will continue to need to raise additional capital. We believe the combination of our existing cash resources as of September 30, 2017 and the net proceeds from our October 2017 public offering, will provide us with sufficient resources under our current operating plan, which includes the potential regulatory approval and launch of Recorlev, to achieve consistent positive cash flows from operating activities. We expect our funding requirements for operating expenses to increase due to expenses associated with the commercialization of Keveyis, the execution of the Recorlev SONICS and LOGICS Phase 3 clinical trials, and our selling, general and administrative expenses. Our funding requirements will also increase to the extent we pursue potential in-licenses, acquisitions or similar transactions as part of our strategy. These expenses may be offset only in part by sales of Keveyis. To the extent our sales of Keveyis are less than we anticipate, or our expenses are higher than we anticipate, we may be required to fund our operations and capital funding needs through additional equity or debt financings. There can be no assurances, however, that additional funding will be available on terms acceptable to us.

Contractual Obligations and Other Commitments

The following table summarizes our future minimum commitments at September 30, 2017:

	Payments due by period
	Less than			More than
	1 year	1 to 3 years	3 to 5 years	5 years	Total
	(in thousands)

Minimum contract purchases pursuant to supply agreement	$2,463	$5,018	$10,835	$7,835	$26,151
Debt payments	$—	$3,700	$26,828	$9,819	$40,347
Operating leases	$80	$503	$—	$—	$583
Total contractual obligations	$2,543	$9,221	$37,663	$17,654	$67,081

We enter into agreements in the normal course of business with vendors for clinical trials, preclinical studies, and other services and products for operating purposes. Future payment obligations under these agreements, which are cancelable at any time by us, generally upon 30 days prior written notice, are not included in this table of contractual obligations.

We are obligated to make future payments to third parties due to payments that become due and payable upon the achievement certain commercialization milestones. As the amount and timing of these milestones are not probable and estimable, such commitments have not been included on our consolidated balance sheets or in the contractual obligations table above.

Off‑Balance Sheet Arrangements

We do not have variable interests in variable interest entities or any off‑balance sheet arrangements.

Quantitative and Qualitative Disclosures About Market Risk

At September 30, 2017, we had cash and cash equivalents of $44.4 million, which consists of bank deposits in the United States. As part of our cash and investment management processes, we perform periodic evaluations of the credit standing of the financial institutions with which we deposit our cash or purchase cash equivalents, and we have not sustained any credit losses from instruments held at these financial institutions.

Inflation

We believe the effects of inflation generally do not have a material adverse impact on our operations or financial condition.

Legal Proceedings

We are not party to any litigation or other legal proceedings that we believe could reasonably be expected to have a material adverse effect on our business, results of operations and financial condition.

EXHIBITS

EXHIBIT INDEX

10.6*	Amended and Restated Employment Agreement, dated as of October 13, 2017, by and between Strongbridge U.S. Inc. and Matthew Pauls.
10.7*	Form of Amended and Restated Employment Agreement, dated as of October 13, 2017, by and between Strongbridge U.S. Inc. and certain of its officers
10.21*	Strongbridge Biopharma plc 2017 Inducement Plan
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definitions Linkbase Document

*   Filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STRONGBRIDGE BIOPHARMA PLC

By:	/s/ A. BRIAN DAVIS
Name:	A. Brian Davis
Title:	Chief Financial Officer

Date: November 14, 2017